UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

START SCIENTIFIC, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

(CUSIP Number)
November 2, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)

√ Rule 13d-1(c)

□ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person’s initial filling on this form with respect to the class of securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAMES OF REPORTING PERSONS OmniElite Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 100 shares of Series A Preferred Stock representing 1,000,000,000 votes
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 100 shares of Series A Preferred Stock which are not convertible into common stock
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100 shares of Series A Preferred Stock representing 1,000,000,000 votes
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Steven Lawrence Brickner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 100 shares of Series A Preferred Stock representing 1,000,000,000 votes
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 100 shares of Series A Preferred Stock which are not convertible into common stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REORTING PERSON 100 shares of Series A Preferred Stock representing 1,000,000,000 votes
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM	1.
(a)	NAME OF ISSUER:

Start Scientific, Inc.

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

521 Wilshire Blvd., Suite 101

Oklahoma City, OK 73116

ITEM	2.
(a)	NAME OF PERSON FILING:

This statement is being filed jointly by OmniElite Holdings, LLC and Steven Lawrence Brickner

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

5668 Fishhawk Crossing Blvd. #351 Lithia, FL 33547

(c)	CITIZENSHIP:

Mr. Brickner is a citizen of the United States of America and OmniElite Holdings, LLC is a Nevada corporation

(d)	TITLE OF CLASS OF SECURITIES:

Series A Preferred Stock

(e)	CUSIP NUMBER:

ITEM	3. STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)
(a)	□ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	□ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	□ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	□ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	□ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	□ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	□ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);
(h)	□ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	□ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	□ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM	4. OWNERSHIP

(a)	Amount Beneficially Owned: 100 shares of Series A Preferred Stock representing 1,000,000,000 votes, and are not convertible into common stock
(b)	Percent of Class: 9.83%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or direct the vote 100 shares of Series A Preferred Stock representing 1,000,000,000 votes
(ii)	shared power to vote or direct the vote : 100 shares of Series A Preferred Stock representing 1,000,000,000 votes
(iii)	sole power to dispose or to direct the disposition of: 100 shares of Series A Preferred Stock which are not convertible into common stock
ITEM	5. shared power to dispose or to direct the disposition of: 100 shares of Series A Preferred Stock which are not convertible into common stock
ITEM	6. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM	7. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM	8. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

N/A

ITEM	9. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM	10. NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM	11. CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OMNIELITE HOLDINGS, LLC

Date: November 29, 2017

By: /s/ Steven Lawrence Brickner

Name: Steven Lawrence Brickner, President

Date: November 29, 2017

By: /s/ Steven Lawrence Brickner

Name: Steven Lawrence Brickner, individually